SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

Notification of Approval of the Publication of 2009 Annual Results by the Board

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Semiconductor Manufacturing International Corporation (the “Company”) hereby announces that the Board of Directors of the Company will consider on Monday, April 26, 2010, among other things, the approval of the publication of the announcement of the Company’s audited annual results for the year ended December 31, 2009.

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie (Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer
Executive Director

Shanghai, PRC
April 13, 2010